UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TAM S.A.

(Name of Subject Company (Issuer))

LAN AIRLINES S.A.

HOLDCO II S.A.

(Name of Filing Persons (Offerors))

Common Stock, without par value

Preferred Stock, without par value

American Depositary Share (each of which represents one share of Common Stock)

American Depositary Share (each of which represents one share of Preferred Stock)

(Title of Class of Securities)

BRTAMMACNOR5 (Common Stock)

BRTAMMACNPR2 (Preferred Stock)

(ISIN of Class of Securities)

87484D202 (American Depositary Shares Representing Common Stock)

87484D103 (American Depositary Shares Representing Preferred Stock)

(CUSIP Number of Class of Securities)

Mr. Enrique Cueto Plaza	Mr. Enrique Cueto Plaza
Chief Executive Officer	General Manager / Chief Executive Officer
LAN Airlines S.A.	Holdco II S.A.
Presidente Riesco 5711, 20th Floor	Nueva Tajamar No. 555, 4th Floor
Las Condes	Las Condes
Santiago, Chile	Santiago, Chile
Telephone: (56-2) 565-2525	Telephone: (55) 11-5035-2555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Sergio Galvis Duncan McCurrach Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 +1-212-558-4000	José María Eyzaguirre B. Claro y Cia. Av. Apoquindo 3721 Piso 13, Casilla 1867 Las Condes, Santiago Chile +56-2-367-3000	Flávia Turci Turci Advogados Rua Fidêncio Ramos, 100, 7° andar Vila Olímpia 04551-010 São Paulo—SP Brasil +55-11-2177-2177	Sarah Jones Anand Saha Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 +1-212-878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$1,514,521,717.60	US$173,564.19

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation has been calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the product of (i) the average of the high and low prices of American Depositary Shares of TAM S.A. (“TAM”) on the New York Stock Exchange on May 4, 2012 and (ii) 62,428,760, which represents (A) the maximum number of common shares of LAN Airlines S.A. (“LAN”) expected to be offered and sold in the US registered offering and a portion of the LAN common shares that are to be offered and sold to holders of TAM shares that are not located in the United States or US persons (as such terms are defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to the exemption provided by Regulation S under the Securities Act that may be resold from time to time in the United States or to US persons, divided by (B) 0.90, which is the ratio at which TAM securities tendered into the exchange offer will be converted into common shares of LAN.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by .0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$128,153.02	Filing Party:	LAN Airlines S.A. Holdco II S.A.
Form of Registration No.	333-177984	Date Filed:	November 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by LAN Airlines S.A., a Chilean corporation (“LAN”), and Holdco II S.A. (“Holdco II”), a Chilean corporation formed in June 2011 and indirectly owned by the controlling shareholders of LAN and TAM S.A. (“TAM”). This Schedule TO relates to the offer by Holdco II to acquire all of the (x) American Depositary Shares (“TAM ADSs”) representing the non-voting preferred shares, without par value (“TAM preferred shares”), of TAM and the voting common shares, without par value (“TAM common shares” and, collectively with the TAM preferred shares, the “TAM shares”), of TAM and (y) TAM preferred shares and TAM common shares, in each case other than any TAM shares owned by the controlling shareholders of TAM, in exchange for the same number of shares of common stock, without par value, of Holdco II (“Holdco II shares”), on the terms and subject to the conditions set forth in this document, the offer to exchange/prospectus (attached as Exhibit (a)(1)(A)) (the “Offer to Exchange/Prospectus”) and the related letters of transmittal attached as Exhibit (a)(1)(B) and Exhibit (a)(1)(C), respectively) (the “Letters of Transmittal” together with this document and the Offer to Exchange/Prospectus, together with any amendments or supplements thereto, collectively constitute the “exchange offer”). After Holdco II accepts for exchange the TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and immediately before the settlement of the exchange offer, Holdco II will merge with and into LAN. Pursuant to this merger, LAN will continue to exist as the surviving company of the merger, Holdco II will cease to exist and each Holdco II share (including those shares to be issued pursuant to the exchange offer) will be converted into 0.90 of a common share, without par value, of LAN (“LAN common shares”). As a result, at the settlement of the exchange offer holders of TAM shares and TAM ADSs acquired in the exchange offer will receive 0.90 of a LAN common share for each TAM share or TAM ADS so acquired in the form of American Depositary Shares or Brazilian Depositary Shares representing LAN common shares. The Offer to Exchange/Prospectus forms a part of LAN’s Registration Statement on Form F-4 (Reg. No. 333-177984) filed with the Securities and Exchange Commission on November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012 (the “Registration Statement”). The Registration Statement became effective on May 9, 2012.

The information set forth in the Offer to Exchange/Prospectus, the Letters of Transmittal and the exhibits identified in Item 12 and attached hereto or incorporated by reference herein are hereby expressly incorporated herein by reference in response to all items required in this Schedule TO. This Schedule TO is being filed on behalf of LAN and Holdco II in satisfaction of the reporting requirements of Rule 14d-1 promulgated under the Exchange Act.

Item 1.	Summary Term Sheet

The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers about the Proposed Combination” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address.

The name of the subject company is TAM S.A. The information set forth in the Offer to Exchange/Prospectus under the heading “Information About LAN, TAM and Holdco II” is incorporated herein by reference.

(b) Securities

The subject class of securities are TAM common shares, TAM preferred shares and TAM ADSs representing TAM shares. As of April 27, 2012, there were 55,816,683 TAM common shares (including those represented by TAM ADSs) outstanding and 100,625,396 TAM preferred shares (including those represented by TAM ADSs) outstanding.

(c) Trading Market and Price

The information set forth in the Offer to Exchange/Prospectus under the heading “Comparative Market Price and Dividend Per Share Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) Name and Address.

LAN and Holdco II are the filing persons. The information set forth in the Offer to Exchange/Prospectus under the headings “Information About LAN, TAM and Holdco II,” “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of LAN” and “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of Holdco II” is incorporated herein by reference.

(b) Business and Background of Entities.

The information set forth in the Offer to Exchange/Prospectus under the headings “Information About LAN, TAM and Holdco II,” “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of LAN” and “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of Holdco II” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

The information set forth in the Offer to Exchange/Prospectus under the headings “Information About LAN, TAM and Holdco II,” “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of LAN” and “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of Holdco II” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms.

(a)(2)(i). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Summary,” “Risk Factors,” “The Exchange Offer—Purpose of the Offer; Combination Transactions,” “The Transaction Agreements—Overview” and “The Transaction Agreements—The Mergers; Directors and Officers; By-laws” is incorporated herein by reference.

(a)(2)(ii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Summary,” “Risk Factors” and “The Exchange Offer—Consideration to be Exchanged” is incorporated herein by reference.

(a)(2)(iii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Summary,” “Background of the Exchange Offer and Mergers,” “LAN’s Reasons for the Proposed Combination,” “TAM Board of Directors’ Recommendation” and “The Exchange Offer—Purpose of the Offer; Combination Transactions” is incorporated herein by reference.

(a)(2)(iv). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination” and “LAN’s Reasons for the Proposed Combination” is incorporated herein by reference.

(a)(2)(v). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Summary,” “Risk Factors” and “Comparison of Rights of Holders of LAN Securities and TAM Securities” is incorporated herein by reference.

(a)(2)(vi). The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “The Exchange Offer—Accounting Treatment” is incorporated herein by reference.

(a)(2)(vii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Summary,” “Risk Factors,” “The Exchange Offer—Procedure for Tendering” and “The Exchange Offer—Tax Consequences” is incorporated herein by reference.

Instruction to Item 1004(a). The information set forth in the Offer to Exchange/Prospectus under the heading “Comparison of Rights of Holders of LAN Securities and TAM Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

None.

(b) Significant Corporate Events

The information set forth in the Offer to Exchange/Prospectus under the heading “Background of the Exchange Offer and Mergers” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes.

The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Summary,” “Background of the Exchange Offer and Mergers,” “LAN’s Reasons for the Proposed Combination,” “TAM Board of Directors’ Recommendation” and “The Exchange Offer—Purpose of the Offer; Combination Transactions” is incorporated herein by reference.

(c) Plans.

(c)(1). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “The Exchange Offer—Plans for TAM after the Combination,” “The Transaction Agreements—Overview,” and “Shareholders Agreements” is incorporated herein by reference.

(c)(2). None.

(c)(3). None.

(c)(4) and (c)(5). The information set forth in the Offer to Exchange/Prospectus under the headings “Risk Factors,” “Summary,” “The Exchange Offer—Plans for TAM after the Combination,” “The Transaction Agreements—Overview,” “Shareholders Agreements” and “Interests of Certain Persons” is incorporated herein by reference.

(c)(6). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Risk Factors,” “Summary,” “The Exchange Offer—Certain Consequences of the Exchange Offer—Reduced Liquidity; Delisting,” and “The Transaction Agreements—Delistings” is incorporated herein by reference.

(c)(7). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Risk Factors,” “Summary” and “The Exchange Offer—Certain Consequences of the Exchange Offer—Deregistration under the Exchange Act; Public Availability of Information” is incorporated herein by reference.

Item 7.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The exchange offer is not conditioned on any financing arrangements.

(d) Borrowed Funds.

No funds have or will be borrowed for purposes of the exchange offer.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange/Prospectus under the headings “Interests of Certain Persons—Security Ownership of Certain Beneficial Owners and Management of TAM” and “Interests of Certain Persons—Security Ownership of Certain Beneficial Owners and Management of LAN” is incorporated herein by reference.

(b) Securities Transactions.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

None.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary,” “Selected Financial Data of LAN,” “Operating and Financial Review and Prospects,” “Comparative Per Share Information,” “Comparative Market Price and Dividend Per Share Information,” “Consolidated Financial Statements of LAN” and pages F-1-1 through F-1-95 of the LAN Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April, 2, 2012 (File No. 001-14728) is incorporated herein by reference. These reports and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the SEC’s public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of LAN’s financial reports and other information may also be obtained by mail from the SEC at the above address at prescribed rates or at the Internet website maintained by the SEC, which contains reports, proxy and information statements regarding issuers that file electronically with the SEC, at www.sec.gov. Certain reports and other information concerning LAN may also be inspected at the offices of the New York Stock Exchange LLC located at 20 Broad Street, New York, New York 10005. Additional information can be found on LAN’s website at www.lan.com. Holdco II was formed solely for the purposes of the exchange offer and has not transacted, including by entering into any material contracts, and will not before the exchange offer is completed transact any business other than activities in connection with the exchange offer described in the Offer to Exchange/Prospectus.

(b) Pro Forma Information.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary,” “Selected Unaudited Pro Forma Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal proceedings.

(a)(1). None.

(a)(2). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Summary,” “Risk Factors,” “LAN’s Reasons for the Proposed Combination” and “The Exchange Offer—Certain Legal and Regulatory Matters” is incorporated herein by reference.

(a)(3). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Combination,” “Summary,” “Risk Factors,” “LAN’s Reasons for the Proposed Combination” and “The Exchange Offer—Certain Legal and Regulatory Matters—Competition and Antitrust” is incorporated herein by reference.

(a)(4). The information set forth in the Offer to Exchange/Prospectus under the heading “The Exchange Offer—Certain Consequences of the Exchange Offer—TAM ADSs May Cease Being ‘Margin Securities’” is incorporated herein by reference.

(a)(5). The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “The Exchange Offer—Certain Legal and Regulatory Matters—Competition and Antitrust” is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Exchange/Prospectus, dated May 10, 2012 (incorporated by reference to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(a)(1)(B)	Letter of Transmittal for Tender of TAM Shares to the US Exchange Agent (incorporated by reference to Exhibit 99.1 to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(a)(1)(C)	Letter of Transmittal for Tender of TAM ADSs to the US Exchange Agent (incorporated by reference to Exhibit 99.2 to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(a)(1)(D)	Letter to Clients for Tender of TAM ADSs (incorporated by reference to Exhibit 99.3 to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(a)(1)(E)	Letter to Clients for Tender of TAM Shares (incorporated by reference to Exhibit 99.4 to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(a)(1)(F)	Letter to Brokers (incorporated by reference to Exhibit 99.5 to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A)

(a)(5)(A)	Press Release, dated August 13, 2010, (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 16, 2010)

(a)(5)(B)	Investor Presentation, dated August 13, 2010 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 16, 2010)

(a)(5)(C)	Questions and Answers: Employees (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 16, 2010)

(a)(5)(D)	Questions and Answers: General FAQs (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 16, 2010)

(a)(5)(E)	Questions and Answers: Investors (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 16, 2010)

(a)(5)(F)	Letter to LAN Employees, dated August 13, 2010 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 16, 2010)

(a)(5)(G)	Press Release, dated August 13, 2010 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 17, 2010)

(a)(5)(H)	Press Release, dated August 13, 2010 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 17, 2010)

(a)(5)(I)	Press Release, dated August 13, 2010 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 17, 2010)

(a)(5)(J)	Letter to Customers, dated August 17, 2010 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 18, 2010)

(a)(5)(K)	Letter to Customers, undated (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 18, 2010)

(a)(5)(L)	Press Release, dated October 20, 2010 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed October 22, 2010)

(a)(5)(M)	Third Quarter Results Presentation, dated October 27, 2010 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed October 28, 2010)

(a)(5)(N)	Press Release, dated January 19, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed January 19, 2010)

(a)(5)(O)	Letter, dated January 19, 2011, from Enrique Cueto Plaza, Executive Vice President, LAN Airlines, S.A. to Mr. Fernando Coloma Correa, Superintendant, Superintendency of Securities and Insurance (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed January 19, 2011)

(a)(5)(P)	Letter to LAN employees, dated 19, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed January 20, 2011)

(a)(5)(Q)	Press Release, dated February 1, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed February 1, 2011)

(a)(5)(R)	Press Release, dated March 18, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed March 22, 2011)

(a)(5)(S)	E-mail correspondence to LAN employees, dated March 18, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed March 22, 2011)

(a)(5)(T)	Press Release, dated September 27, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed September 28, 2011)

(a)(5)(U)	Press Release, dated September 30, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed October 3, 2011)

(a)(5)(V)	Letter, dated October 4, 2011, from Alejandro de la Fuente Goic, CFO, LAN Airlines, S.A. to Mr. Fernando Coloma Correa, Commissioner, Securities and Insurance Commission (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed October 5, 2011)

(a)(5)(W)	Press Release, dated October 25, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed October 26, 2011)

(a)(5)(X)	Press Release, dated October 28, 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed November 2, 2011)

(a)(5)(Y)	Letter to LAN shareholders (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed December 6, 2011)

(a)(5)(Z)	Questions and Answers for LAN Extraordinary Shareholders’ Meeting (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed December 9, 2011)

(a)(5)(AA)	Notification for Extraordinary Shareholders Meeting (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed December 9, 2011)

(a)(5)(BB)	Letter, dated December 9, 2011, from Alejandro de la Fuente Goic, CFO, LAN, to Mr. Fernando Coloma Correa, Commissioner, Securities and Insurance Commission, (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed December 12, 2011)

(a)(5)(CC)	LAN-TAM Investor Presentation, dated December 2011 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed December 14, 2011)

(a)(5)(DD)	Expert Report on the Merger by Absorption into LAN Airlines S.A. of Sister Holdco S.A. and Holdco II S.A. (free translation of the original in Spanish) (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed December 21, 2011)

(a)(5)(EE)	Questions and Answers for LAN Extraordinary Shareholders’ Meeting (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed December 29, 2011)

(a)(5)(FF)	Letter, dated January 12, 2012, from Alejandro de la Fuente Goic, CFO, LAN, to Mr. Fernando Coloma Correa, Commissioner, Securities and Insurance Commission, (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed January 17, 2012)

(a)(5)(GG)	Press Release, dated January 23, 2012 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed January 25, 2012)

(a)(5)(HH)	Press Release, dated April 5, 2012 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed April 10, 2012)

(a)(5)(HH)	LAN’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 001-14728) (incorporated by reference to such filing)

(a)(5)(II)	LAN’s Annual Report on Form 20-F for the year ended December 31, 2011 (File No. 001-14728) (incorporated by reference to such filing)

(a)(5)(JJ)	Letter, dated May 7, 2012, from Alejandro de la Fuente Goic, CFO, LAN, to Mr. Fernando Coloma Correa, Commissioner, Securities and Insurance Commission, (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed May 8, 2012)

(a)(5)(KK)	Letter, dated May 9, 2012, from Alejandro de la Fuente Goic, CFO, LAN, to Mr. Fernando Coloma Correa, Commissioner Securities and Insurance Commission, (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed May 10, 2012)

(b)	None.

(d)(A)	Implementation Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to Annex E to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(d)(B)	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to Annex D to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(d)(C)	Letter Agreement, dated as of January 12, 2012, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to Annex F to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(d)(D)	Amendment, dated as of April 25, 2012 among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to Annex G to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011), as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(d)(E)	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to Annex H to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(d)(F)	Shareholders Agreement, dated as of January 25, 2012, between LAN Airlines S.A. and TEP Chile S.A. (incorporated by reference to Annex I to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(d)(G)	Shareholders Agreement, dated as of January 25, 2012, among LAN Airlines S.A., TEP Chile S.A. and Holdco I S.A. (incorporated by reference to Annex J to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(d)(H)	Shareholders Agreement, dated as of January 25, 2012, among LAN Airlines S.A., TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to Annex K to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(g)	None.

(h)(A)	Opinion of Sullivan & Cromwell LLP, with respect to the material U.S. tax consequences of the transaction (incorporated by reference to Exhibit 8.1 to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(h)(B)	Opinion of Pinheiro Neto Advogados, with respect to the material Brazilian tax consequences of the transaction (incorporated by reference to Exhibit 8.2 to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

(h)(C)	Opinion of Claro y Cia. with respect to the material Chilean tax consequence of the transaction (incorporated by reference to Exhibit 8.3 to LAN’s Registration Statement on Form F-4 (File No. 333-177984) filed November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAN AIRLINES S.A.

By:	/s/ Enrique Cueto Plaza
	Name:	Enrique Cueto Plaza
	Title:	Chief Executive Officer

HOLDCO II S.A.

By:	/s/ Enrique Cueto Plaza
	Name:	Enrique Cueto Plaza
	Title:	General Manager/ Chief Executive Officer

Date: May 10, 2012